APEX RESOURCES, INC.

150 S. Los Robles Avenue, Suite 650

Pasadena, California 91101

August 7, 2018

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: Katherine Bagley, Esq.

Re:	Apex Resources, Inc.
Form 10-Q for the Period Ended March 31, 2018 File No. 333-207109

Dear Ms. Bagley:

We are responding to the oral comment provided on August 1, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Quarterly Report on Form 10-Q for the period ended March 31, 2018 (the “10-Q”) filed by Apex Resources, Inc. (the “Company”). A summary of the Staff’s comment is set forth below (in italics) and the Company’s response is indicated below the comment.

1.	We note that the Company reported in the 10-Q that it paid $20,000 under the ADC Agreement. What was the source of such funds and how was that accounted in the Company’s financial statements?

The source of the $20,000 paid by the Company under the ADC Agreement (as that term has been defined in the 10-Q) was shareholder loans made during the fourth quarter of the Company’s fiscal year. As disclosed in the 10-Q under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”:

"One of our new principal shareholders has informally agreed to lend us some of the funds needed for some of our operating expenses, but he has no legal obligation to do so and may discontinue making any such loans at any time."

Please also note that the “change of control” transaction previously disclosed in the Company’s various filings made with the Commission occurred on March 23, 2018, only eight days before the end of the Company’s third quarter of fiscal year 2018.

Because these shareholder loans were made during the fourth quarter of the Company’s fiscal year, they will be accounted for during such period and disclosed in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2018. We do not propose to amend the 10-Q since the loans were made in the fourth quarter and there is no accounting of the loans in the third quarter.

If you have any questions or comments with respect to the foregoing, please feel free to call Lance Jon Kimmel at SEC Law Firm, our outside counsel, at (310) 557-3059.

Very truly yours,

/s/ Jeff Bodnar
Jeff Bodnar
Chief Executive Officer